FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER STUDENT TRANSPORTATION SERVICES, INC.
                            RETIREMENT/SAVINGS PLAN
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1998 and 1997                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1998 and 1997                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    16
\bullet\  Independent Auditors' Consent                                    17
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1998                                              18
\bullet\  Item 27d - Schedule of Reportable Transactions
            for the year ended December 31, 1998                           19


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       RYDER STUDENT TRANSPORTATION SERVICES,
                                       INC. RETIREMENT/SAVINGS PLAN

Date: June 28, 1999                    By: /s/ EDWIN A. HUSTON
                                          --------------------------------
                                       Edwin A. Huston
                                       Vice Chairman

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder Student Transportation Services, Inc. Retirement/Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Ryder Student Transportation Services, Inc. Retirement/Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Miami, Florida
June 25, 1999

       RYDER STUDENT TRANSPORTATION SERVICES, INC. RETIREMENT/SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997


                                                               1998                   1997
                                                            -----------            -----------
Assets
Investments:
  Short-term money market instruments                       $   520,936                476,496
  Investment contracts, at contract value                     4,087,455              3,742,738
  Mutual funds
    (cost: 1998 - $5,469,041; 1997 - $4,247,856)              6,061,432              4,156,928
  Ryder System, Inc. Common Stock
    (cost: 1998 - $56,961; 1997 - $12,853)                       50,587                 12,132
  Participant loans receivable                                  588,099                452,643
                                                            -----------            -----------
      Total investments                                      11,308,509              8,840,937
Contributions receivable and other                              230,509                 13,402
                                                            -----------            -----------

Net assets available for plan benefits                      $11,539,018              8,854,339
                                                            ===========            ===========

   The accompanying notes are an integral part of these financial statements.

      RYDER STUDENT TRANSPORTATION SERVICES, INC. RETIREMENT/SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                             1998                   1997
                                                          -----------            -----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in
      fair value of investments                           $   720,299                284,016
    Dividends                                                 340,184                496,050
    Interest                                                  298,076                161,572
                                                          -----------            -----------
        Net investment income                               1,358,559                941,638
                                                          -----------            -----------

  Contributions:
    Employer                                                  810,634                338,198
    Employee                                                1,566,048              1,404,838
                                                          -----------            -----------
        Total contributions                                 2,376,682              1,743,036
                                                          -----------            -----------
  Transfers from other plans                                   34,090                     --
                                                          -----------            -----------
        Total additions                                     3,769,331              2,684,674
                                                          -----------            -----------
Deductions from net assets attributed to:
  Distributions to plan participants                        1,007,881                932,110
  Administrative expenses                                      76,771                 17,143
                                                          -----------            -----------
        Total deductions                                    1,084,652                949,253
                                                          -----------            -----------
        Net increase                                        2,684,679              1,735,421
Net assets available for plan benefits:

  Beginning of year                                         8,854,339              7,118,918
                                                          -----------            -----------
  End of year                                             $11,539,018              8,854,339
                                                          ===========            ===========

   The accompanying notes are an integral part of these financial statements.

       RYDER STUDENT TRANSPORTATION SERVICES, INC. RETIREMENT/SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

     The following description of the Ryder Student Transportation Services, Inc. Retirement/Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan, established October 1, 1991, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee and recordkeeper. Prior to July 1, 1997, The Dreyfus Trust Co. was the Plan's trustee and recordkeeper.

     ELIGIBILITY. Participation in the Plan is voluntary. Effective October 1, 1998, any part-time employee of Ryder Student Transportation Services, Inc. (the "Company"), a subsidiary of Ryder System, Inc., ("RSI") is immediately eligible to participate in the Plan. Prior to October 1, 1998, to participate in the Plan, an employee of the Company had to meet certain eligibility requirements related to employment date, age and service hours. In general, part-time employees of the Company are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate in other RSI sponsored qualified savings plans are excluded from participation in the Plan.

     CONTRIBUTIONS. Each participant may elect to contribute to the Plan by having his compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 15% of compensation, b) $10,000 ($9,500 prior to January 1, 1998), or c) such other amount as shall be determined by the Plan Administrator from time to time. If a participant meets certain requirements related to employment date, age, and service hours, the Company matches 100% of the employee's annual contribution up to $200 per person. In addition, each Plan year, the Company, at its discretion, may make a profit sharing contribution. The Company made a profit sharing contribution of $147,154 and $113,565 for 1998 and 1997, respectively.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Participants are fully vested in the Company contributions at all times.

     INVESTMENT OPTIONS. Participants may elect to contribute to any of thirteen investment options. Participants may transfer among funds on a daily basis.
     Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $5,000 ($3,500 prior to January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 ($3,500 prior to January 1, 1998) receive automatic distributions. As of December 31, 1998 and 1997, amounts allocated to accounts of terminated persons who have not yet been paid totaled $300,697 and $245,726, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Investments in short-term instruments are stated at cost which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value, which represents cost plus accrued interest. Investments in synthetic GICs (investments for which the Plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract that guarantees a fixed rate of return and provides benefit responsiveness)are also stated at contract value, which is equal to the fair value of the underlying collateral plus the benefit responsive wrap value. Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. RSI common stock is valued at its quoted market price. Participant loans receivable are stated at fair value.

     Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains and losses and the unrealized appreciation (depreciation) on those investments. Dividends on RSI common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS.  Benefits are recognized when paid.

     RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with current year presentation.

3.   INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1998 and 1997:

                                                     1998            1997
                                                     ----            ----

     Fidelity Equity-Income Fund                   $2,312,167      1,933,744
     Fidelity Diversified International Fund          889,495        741,092
     Fidelity Aggressive Growth Fund                1,891,920      1,198,806

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A, the Managed Interest Income Fund, may invest in short-term/money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. Fund A continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks and financial institutions. The average yield for the Managed Interest Income Fund was 6.2% in both 1998 and 1997. The weighted average crediting interest rates for the investment contracts for 1998 and 1997 were 5.5% and 6.1%, respectively. At December 31, 1998, and December 31, 1997, the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $2,106,856 and $(16,642), respectively and $672,543 and $(3,299) respectively. Prior to July 1, 1997, the holdings in this fund were in a short-term interest income fund managed by Dreyfus Trust Company.

     Investment Fund B ("Fund B") - Fund B, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers. Prior to July 1, 1997, Fund B was invested in the Fidelity Puritan Fund.

     Investment Fund C ("Fund C") - Fund C, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. Prior to July 1, 1997, holdings in this fund were invested in the Fidelity Worldwide Fund.

     Investment Fund D ("Fund D") - Fund D, the Fidelity Aggressive Growth Fund (formerly known as Fidelity Emerging Growth Fund), focuses on investment in stocks of medium-sized companies, but may invest substantially in larger or smaller companies. The fund invests in companies that are believed to offer the potential for accelerated earnings or revenue growth. This fund carries a "short-term trading fee", which is charged to discourage short-term buying and selling of fund shares. Currently the fee is 0.75% of the value of the shares sold. Prior to July 1, 1997, holdings in this fund were invested in the Dreyfus New Leaders Fund.

     Investment Fund E ("Fund E") - Fund E is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

     Investment Fund F ("Fund F") - Fund F, the Fidelity Asset Manager Growth Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund's more aggressive approach focuses on stocks and will generally aim for the following combination: 70% stocks, 25% bonds, and 5% short-term/money market class.

     Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund will generally aim for the following combination: 50% stocks, 40% bonds, and 10% short-term/money market class.

     Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Income Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund focuses on bonds and short-term/money market instruments and aims for the following combination: 20% stock, 50% bonds, and 30% short-term/money market class.

     Investment Fund I ("Fund I") - Fund I, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

     Investment Fund J ("Fund J") - Fund J, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests in the 500 companies that make up the Standard & Poor's 500 Index and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund K ("Fund K") - Fund K, the Putnam Voyager Fund A, was added as an investment option in the Plan effective July 1, 1997. This fund invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Contrafund Fund, was added as an investment option in the Plan effective July 1, 1997. This fund invests primarily in common stock of domestic and foreign issuers that are selling below book value.

     The number of participants' accounts in each of the funds at December 31, 1998 and 1997 is as follows:

                                            1998       1997
                                            ----       ----
                        Fund A             7,333      3,878
                        Fund B             1,129        895
                        Fund C               775        622
                        Fund D               942        746
                        Fund E             1,777         34
                        Fund F                98         29
                        Fund G                93         25
                        Fund H                66         17
                        Fund I               126         27
                        Fund J               236         59
                        Fund K               159         40
                        Fund L               202         58
                        Fund M               239         72

     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

                     Net Assets Available for Plan Benefits
                                December 31, 1998



                                             Fund A      Fund B        Fund C     Fund D         Fund E        Fund F       Fund G
                                             ------      ------        ------     ------         ------        ------       ------
Assets
Investments:
  Short-term money market instruments       $  520,936          --           --           --           --           --           --
  Investment contracts, at contract value    4,087,455          --           --           --           --           --           --
  Mutual funds                                      --   2,312,167      889,495    1,891,920           --       87,567       66,066
  Ryder System, Inc. Common Stock                   --          --           --           --       50,587           --           --
  Participant loans receivable                      --          --           --           --           --           --           --
                                            ---------------------------------------------------------------------------------------
      Total investments                      4,608,391   2,312,167      889,495    1,891,920       50,587       87,567       66,066
Contributions receivable and other             101,575      39,489       17,936       32,699        4,826        2,214        3,239
                                            ---------------------------------------------------------------------------------------
Net assets available for plan benefits      $4,709,966   2,351,656      907,431    1,924,619       55,413       89,781       69,305
                                            =======================================================================================
Participant units outstanding                4,608,391      41,623       50,197       59,551        6,230        4,688        3,799
                                            =======================================================================================
Participant unit investment value           $     1.00       55.55        17.72        31.77         8.12        18.68        17.39
                                            =======================================================================================


                                                                                                               Loan
                                           Fund H    Fund I    Fund J     Fund K     Fund L     Fund M         Fund       Total
                                           ------    ------    ------     ------     ------     ------         ----       -----
Assets
Investments:
  Short-term money market instruments          --        --         --         --         --         --          --      520,936
  Investment contracts, at contract value      --        --         --         --         --         --          --    4,087,455
  Mutual funds                             35,018     37,716   244,180    152,860    113,120    231,323          --    6,061,432
  Ryder System, Inc. Common Stock              --        --         --         --         --         --          --       50,587
  Participant loans receivable                 --        --         --         --         --         --     588,099      588,099
                                           -------------------------------------------------------------------------------------
      Total investments                    35,018     37,716   244,180    152,860    113,120    231,323     588,099   11,308,509
Contributions receivable and other          1,921      2,265     6,497      4,376      5,204      8,268          --      230,509
                                           -------------------------------------------------------------------------------------
Net assets available for plan benefits     36,939     39,981   250,677    157,236    118,324    239,591     588,099   11,539,018
                                           =====================================================================================
Participant units outstanding               2,842      3,423     5,555      6,974      2,217      4,073
                                           ============================================================
Participant unit investment value           12.32      11.02     43.96      21.92      51.02      56.79
                                           ============================================================

                     Net Assets Available for Plan Benefits
                                December 31, 1997


                                              Fund A       Fund B        Fund C      Fund D        Fund E       Fund F       Fund G
                                              ------       ------        ------      ------        ------       ------       ------
Assets
Investments:
  Short-term money market instruments       $  476,496           --           --           --           --           --           --
  Investment contracts, at contract value    3,742,738           --           --           --           --           --           --
  Mutual funds                                      --    1,933,744      741,092    1,198,806           --       24,977       24,563
  Ryder System, Inc. Common Stock                   --           --           --           --       12,132           --           --
  Participant loans receivable                      --           --           --           --           --           --           --
                                            ----------------------------------------------------------------------------------------
      Total investments                      4,219,234    1,933,744      741,092    1,198,806       12,132       24,977       24,563
Contributions receivable and other               7,383        3,339        1,776        2,706           35           38           28
                                            ----------------------------------------------------------------------------------------
Net assets available for plan benefits      $4,226,617    1,937,083      742,868    1,201,512       12,167       25,015       24,591
                                            ========================================================================================
Participant units outstanding                4,219,234       36,896       45,945       50,476        1,212        1,352        1,339
                                            ========================================================================================
Participant unit investment value           $     1.00        52.41        16.13        23.75        10.01        18.48        18.35
                                            ========================================================================================


                                                                                                                  Loan
                                              Fund H     Fund I     Fund J     Fund K     Fund L     Fund M       Fund       Total
                                              ------     ------     ------     ------     ------     ------       ----       -----
Assets
Investments:
  Short-term money market instruments             --         --         --         --         --         --         --     476,496
  Investment contracts, at contract value         --         --         --         --         --         --         --   3,742,738
  Mutual funds                                10,078      4,703     89,772     35,951     38,549     54,693         --   4,156,928
  Ryder System, Inc. Common Stock                 --         --         --         --         --         --         --      12,132
  Participant loans receivable                    --         --         --         --         --         --    452,643     452,643
                                              ------------------------------------------------------------------------------------
      Total investments                       10,078      4,703     89,772     35,951     38,549     54,693    452,643   8,840,937
Contributions receivable and other                 9         26        114         56         76        105     (2,289)     13,402
                                              ------------------------------------------------------------------------------------
Net assets available for plan benefits        10,087      4,729     89,886     36,007     38,625     54,798    450,354   8,854,339
                                              ====================================================================================
Participant units outstanding                    827        436      2,566      1,887        890      1,173
                                              =============================================================
Participant unit investment value              12.18      10.79      34.98      19.05      43.32      46.63
                                              =============================================================

               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                             Fund A     Fund B     Fund C    Fund D     Fund E    Fund F     Fund G
                                                             ------     ------     ------    ------     ------    ------     ------
Additions to net assets attributed to:
  Investment income:
    Net appreciation(depreciation) in
      fair value of investments                           $        --    123,868    76,180    444,532    (8,960)     (696)   (3,969)
    Dividends                                                      --    127,131    33,518    114,581        --    12,008    11,339
    Interest                                                  266,128        --        --         --        --        --        --
                                                          -------------------------------------------------------------------------
    Net investment income                                     266,128    250,999   109,698    559,113    (8,960)   11,312     7,370
                                                          -------------------------------------------------------------------------
  Contributions:
    Employer                                                  452,781    117,810    53,940     93,667    12,892     5,631     7,350
    Employee                                                  599,574    308,559   136,016    237,289    35,243    19,549    19,584
                                                          -------------------------------------------------------------------------
    Total contributions                                     1,052,355    426,369   189,956    330,956    48,135    25,180    26,934
                                                          -------------------------------------------------------------------------
  Participant loan repayments                                 145,455     36,464    21,563     35,819       953     1,441       707
  Transfers from other plans                                  (13,391)     4,013     1,123     (6,707)    2,403     3,944     2,217
                                                          -------------------------------------------------------------------------
    Total additions                                         1,450,547    717,845   322,340    919,181    42,531    41,877    37,228
                                                          -------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                          521,394    193,586    80,582    117,667     1,740     3,264        --
  Administrative expenses                                      67,366      2,719     2,726      1,416       194       144       300
  Loans to participants                                       215,861     69,197    33,932     67,141     2,926       973     3,706
  Interfund transfers                                         162,577     37,770    40,537      9,850    (5,575)  (27,270)  (11,492)
                                                          -------------------------------------------------------------------------
    Total deductions                                          967,198    303,272   157,777    196,074      (715)  (22,889)   (7,486)
                                                          -------------------------------------------------------------------------
    Net increase                                              483,349    414,573   164,563    723,107    43,246    64,766    44,714
Net assets available for plan benefits:
    Beginning of year                                       4,226,617  1,937,083   742,868  1,201,512    12,167    25,015    24,591
                                                          -------------------------------------------------------------------------
    End of year                                           $ 4,709,966  2,351,656   907,431  1,924,619    55,413    89,781    69,305
                                                          =========================================================================


                                                                                                                            Loan
                                                          Fund H     Fund I    Fund J     Fund K     Fund L    Fund M       Fund
                                                          ------     ------    ------     ------     ------    ------       ----
Additions to net assets attributed to:
  Investment income:
    Net appreciation(depreciation) in
      fair value of investments                               (47)       423     39,769    11,149    11,867      26,183          --
    Dividends                                               2,344      1,417      3,631    10,101     7,210      16,904          --
    Interest                                                   --         --         --        --        --          --      31,948
                                                          -------------------------------------------------------------------------
    Net investment income                                   2,297      1,840     43,400    21,250    19,077      43,087      31,948
                                                          -------------------------------------------------------------------------
  Contributions:
    Employer                                                4,972      6,027     15,687     9,053    12,598      18,226          --
    Employee                                               11,437     18,101     66,350    28,656    35,307      50,383          --
                                                          -------------------------------------------------------------------------
    Total contributions                                    16,409     24,128     82,037    37,709    47,905      68,609          --
                                                          -------------------------------------------------------------------------
  Participant loan repayments                                 519        563      6,712     1,067     3,241       4,719    (259,223)
  Transfers from other plans                                   --        (10)      (806)   36,920       119       4,265          --
                                                          -------------------------------------------------------------------------
    Total additions                                        19,225     26,521    131,343    96,946    70,342     120,680    (227,275)
                                                          -------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                        1,592      1,986      4,359     4,557     1,473       7,460      68,221
  Administrative expenses                                     199        193        863        69       169         413          --
  Loans to participants                                       463        864     20,086     1,819     7,049       9,224    (433,241)
  Interfund transfers                                      (9,881)   (11,774)   (54,756)  (30,728)  (18,048)    (81,210)         --
                                                          -------------------------------------------------------------------------
    Total deductions                                       (7,627)    (8,731)   (29,448)  (24,283)   (9,357)    (64,113)   (365,020)
                                                          -------------------------------------------------------------------------
    Net increase                                           26,852     35,252    160,791   121,229    79,699     184,793     137,745
Net assets available for plan benefits:
    Beginning of year                                      10,087      4,729     89,886    36,007    38,625      54,798     450,354
                                                          -------------------------------------------------------------------------
    End of year                                            36,939     39,981    250,677   157,236   118,324     239,591     588,099
                                                          =========================================================================


                                                             Total
                                                             -----
Additions to net assets attributed to:
  Investment income:
    Net appreciation(depreciation) in
      fair value of investments                              720,299
    Dividends                                                340,184
    Interest                                                 298,076
                                                          ----------
    Net investment income                                  1,358,559
                                                          ----------
  Contributions:
    Employer                                                 810,634
    Employee                                               1,566,048
                                                          ----------
    Total contributions                                    2,376,682
                                                          ----------
  Participant loan repayments                                     --
  Transfers from other plans                                  34,090
                                                          ----------
    Total additions                                        3,769,331
                                                          ----------
Deductions from net assets attributed to:
  Distributions to plan participants                       1,007,881
  Administrative expenses                                     76,771
  Loans to participants                                           --
  Interfund transfers                                             --
                                                          ----------
    Total deductions                                       1,084,652
                                                          ----------
    Net increase                                           2,684,679
Net assets available for plan benefits:
    Beginning of year                                      8,854,339
                                                          ----------
    End of year                                           11,539,018
                                                          ==========

                Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1997

                                                            Fund A      Fund B      Fund C      Fund D     Fund E      Fund F
                                                            ------      ------      ------      ------     ------      ------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments                          $       --    282,477      52,373     (41,861)   (755)     (1,481)
    Dividends                                                 122,912     97,143      26,439     234,584      --       2,514
    Interest                                                  133,949          5           5           8      --          --
                                                           -----------------------------------------------------------------
      Net investment income                                   256,861    379,625      78,817     192,731    (755)      1,033
                                                           -----------------------------------------------------------------
  Contributions:
    Employer                                                  174,775     66,851      34,585      55,589   1,300         595
    Employee                                                  606,954    324,497     166,034     256,320   3,448       4,259
                                                           -----------------------------------------------------------------
      Total contributions                                     781,729    391,348     200,619     311,909   4,748       4,854
                                                           -----------------------------------------------------------------
  Participant loan repayments                                  97,723     15,665      12,346      16,690     211          94
                                                           -----------------------------------------------------------------
      Total additions                                       1,136,313    786,638     291,782     521,330   4,204       5,981
                                                           -----------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                          658,579    110,950      47,451      93,582     697        (570)
  Administrative expenses                                      15,473        454         702         286       3           9
  Loans to participants                                       183,267     52,108      27,022      45,922      18           5
  Interfund transfers                                         194,144     (7,566)     26,685      17,234  (8,681)    (18,478)
                                                           -----------------------------------------------------------------
      Total deductions                                      1,051,463    155,946     101,860     157,024  (7,963)    (19,034)
                                                           -----------------------------------------------------------------
      Net increase                                             84,850    630,692     189,922     364,306  12,167      25,015
Net assets available for plan benefits:
  Beginning of year                                         4,141,767  1,306,391     552,946     837,206     --          --
                                                           -----------------------------------------------------------------
  End of year                                              $4,226,617  1,937,083     742,868   1,201,512  12,167      25,015
                                                           =================================================================

                                                              Fund G     Fund H      Fund I     Fund J      Fund K         Fund L
                                                              ------     ------      ------     ------      ------         ------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                              (653)       (55)         54       2,239       (1,116)      (3,244)
    Dividends                                                  1,644        350          69         720        1,933        3,422
    Interest                                                      --         --          --          --           --           --
                                                           ----------------------------------------------------------------------
      Net investment income                                      991        295         123       2,959          817          178
                                                           ----------------------------------------------------------------------
  Contributions:
    Employer                                                     351        320         645         516          548        1,301
    Employee                                                   2,848        978       2,673      12,464        5,916        7,728
                                                           ----------------------------------------------------------------------
      Total contributions                                      3,199      1,298       3,318      12,980        6,464        9,029
                                                           ----------------------------------------------------------------------
  Participant loan repayments                                    182         38         182         226          208          511
                                                           ----------------------------------------------------------------------
      Total additions                                          4,372      1,631       3,623      16,165        7,489        9,718
                                                           ----------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                              --         --         321         274         (570)          --
  Administrative expenses                                         12          3          18         110            6           12
  Loans to participants                                           79         --          79          26           38           83
  Interfund transfers                                        (20,310)    (8,459)     (1,524)    (74,131)     (27,992)     (29,002)
                                                           ----------------------------------------------------------------------
      Total deductions                                       (20,219)    (8,456)     (1,106)    (73,721)     (28,518)     (28,907)
                                                           ----------------------------------------------------------------------
      Net increase                                            24,591     10,087       4,729      89,886       36,007       38,625
Net assets available for plan benefits:
  Beginning of year                                               --         --          --          --           --           --
                                                           ----------------------------------------------------------------------
  End of year                                                 24,591     10,087       4,729      89,886       36,007       38,625
                                                           ======================================================================

                                                                         Loan
                                                             Fund M      Fund        Total
                                                             ------      ----        ------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                            (3,962)          --      284,016
    Dividends                                                  4,320           --      496,050
    Interest                                                      --       27,605      161,572
                                                           -----------------------------------
    Net investment income                                        358       27,605      941,638
                                                           -----------------------------------
  Contributions:
    Employer                                                     822           --      338,198
    Employee                                                  10,719           --    1,404,838
                                                           -----------------------------------
    Total contributions                                       11,541           --    1,743,036
                                                           -----------------------------------

  Participant loan repayments                                    714     (144,790)          --
                                                           -----------------------------------
    Total additions                                           12,613     (117,185)   2,684,674
                                                           -----------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants and other                  (345)      21,741      932,110
  Administrative expenses                                         55           --       17,143
  Loans to participants                                           25     (308,672)          --
  Interfund transfers                                        (41,920)          --           --
                                                           -----------------------------------
    Total deductions                                         (42,185)    (286,931)     949,253
                                                           -----------------------------------
    Net increase                                              54,798      169,746    1,735,421
Net assets available for plan benefits:
  Beginning of year                                               --      280,608    7,118,918
                                                           -----------------------------------

  End of year                                                 54,798      450,354    8,854,339
                                                           ===================================

5.   TRANSFERS FROM OTHER PLANS

     RSI also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees. Account balances of non-salaried employees in Plan A, who are subsequently employed by the Company, are, in turn, transferred to the Plan. Transfers to the Plan for 1998 and 1997 amounted to $34,090 and $0, respectively.

6.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are/were shares of mutual funds managed by Fidelity Management Company or The Dreyfus Trust Co. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

7.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

8.   TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

9.   ADMINISTRATIVE EXPENSES

     Administrative expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                       December 31,
                                                  1998              1997
                                                  ----              ----
     Net assets available for benefits
       per the financial statements           $ 11,539,018        8,854,339
     Amounts allocated to
       withdrawing participants                   (300,697)        (245,726)
                                              ------------        ---------
     Net assets available for benefits
       per the Form 5500                      $ 11,238,321        8,608,613
                                              ============        =========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                          Year ended
                                                      December 31, 1998
                                                      -----------------
     Benefits paid to participants
       per the financial statements                      $ 1,007,881
     Add:  Amounts allocated to withdrawing
       participants at December 31, 1998                     300,697
     Less:  Amounts allocated to withdrawing
       participants at December 31, 1997                     245,726
                                                         -----------
     Benefits paid to participants
       per the Form 5500                                 $ 1,062,852
                                                         ===========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

11.  YEAR 2000 PREPAREDNESS (UNAUDITED)

     The Year 2000 issue is the result of information systems, including computer systems and software products, using two digits rather than four to indicate the applicable year. The operations and records of the Plan are dependent on the information systems of the Company, Plan trustee/recordkeeper, and various other service providers, which are outside the Plan administrator's scope of control such as financial institutions and government functions. Therefore, the Plan could be adversely affected if these information systems do not properly process date-related information from and after January 1, 2000. Both the Company and Plan trustee/recordkeeper have indicated that they are: (1) currently in the remediation and testing phases of their Year 2000 readiness plans with testing expected to continue until late 1999, and (2) developing and refining contingency plans for their respective information systems and processes. The Plan administrator will continue to monitor their progress and can make no assurances that the Plan will not be materially impacted by potential Year 2000 failure. In addition, the Plan administrator cannot reasonably predict the possible exposure and impact of Year 2000 failure on the Plan resulting from other service providers, which are outside the scope of its control.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT              DESCRIPTION
-------              -----------
23.1           Independent Auditors' Consent
99.1           Item 27A - Schedule of Assets Held for
                 Investment Purposes - December 31, 1998
99.2           Item 27d - Schedule of Reportable Transactions
                 for the year ended December 31, 1998